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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)1

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 1*)

CORVIS CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title Class of Securities)

221009 10 3

(CUSIP Number)

David R. Huber

HRLD Limited Partnership

9212 Berger Road

Columbia, Maryland 21046-9400

(443) 259-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 221009 10 3

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person David R. Huber

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 62,362,249 8. Shared Voting Power 31,334,976 9. Sole Dispositive Power 62,362,249 10. Shared Dispositive Power 31,334,976

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 93,697,225

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 23.0%

14.	Type of Reporting Person IN

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

SCHEDULE 13D

CUSIP No. 221009 10 3

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person HRLD Limited Partnership

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 24,509,017 9. Sole Dispositive Power 0 10. Shared Dispositive Power 24,509,017

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,509,017

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 6.0%

14.	Type of Reporting Person PN

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

SCHEDULE 13D

CUSIP No. 221009 10 3

This statement amends a Schedule 13D filed by Dr. Huber filed with the Securities and Exchange Commission on June 21, 2002.

Item 5.    Interest in Securities of the Issuer

David R. Huber:

(a)	Aggregate number of shares and percentage of the class beneficially owned:

93,697,225 shares, or 23.0 % of the outstanding Common Stock.

(b)	Sole power to vote: 62,362,249

Shared power to vote:    31,334,976

Sole power to direct the disposition:        62,362,249

Shared power to direct the disposition:    31,334,976

Dr. Huber shares voting and dispositive control through his controlling interest in a number of charitable trusts and other entities, as detailed in Item 3.

(c)    Transactions in securities in the past 60 days: On April 4, 2003 Optical Venture Equity Partners, LLC, a Delaware limited liability company organized in May 2000 (“OVEP, LLC”) that invests in venture capital backed start-up companies (with its principal place of business at 9212 Berger Road, Columbia, Maryland 20146-9400), distributed all of its 11,122,862 shares of Common Stock to its other members pursuant to the terms of the OVEP, LLC operating agreement. Neither Dr. Huber nor the entities in which he has a controlling interest received shares in such distribution. In previous reports, Dr. Huber reported the Common Stock held by OVEP, LLC, but disclaimed beneficial ownership of such shares.

(d)    No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock disclosed herein.

(e)    Not applicable.

HRLD Limited Partnership:

(a)	Aggregate number of shares and percentage of the class beneficially owned:

24,509,017 shares, or 6.0 % of the outstanding Common Stock.

(b)	Sole power to vote: 0

Shared power to vote:    24,509,017

Sole power to direct the disposition:        0

Shared power to direct the disposition:    24,509,017

SCHEDULE 13D

CUSIP No. 221009 10 3

(c)	Transactions in securities in the past 60 days: None.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock disclosed herein.

(e)	Not applicable.

Item 7.    Material to Be Filed as Exhibits

        Not applicable.

SCHEDULE 13D

CUSIP No. 221009 10 3

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	April 4, 2003	By:	/s/ DAVID R. HUBER
Name: David R. Huber

HRLD LIMITED PARTNERSHIP

Date:	April 4, 2003	By:	/s/ DAVID R. HUBER
David R. Huber
HRLD Corporation President

General Partner of HRLD Limited Partnership